EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hythiam, Inc.
Los Angeles, California

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our reports dated March 31, 2009, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Hythiam, Inc., which are contained in that Prospectus. Our reports do not express an opinion or any other form of assurance about whether adjustments to retrospectively reflect changes in the composition of Hythiam, Inc.’s reportable segments and apply discontinued operations accounting are appropriate and have been properly applied. Our audit report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Los Angeles, California
May 14, 2010